Exhibit 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year ended June 30,					Nine months ended March 31, 2004
	1999	2000	2001	2002	2003
Income before income taxes	$20,093	$36,345	$45,124	$21,983	$32,870	$18,762

Fixed charges:
Interest expense	51	731	1,065	987	923	664
Rentals:
Buildings, office equipment and other	372	175	158	278	310	264

Total fixed charges	$423	$906	$1,223	$1,265	$1,233	$928

Income before income taxes plus fixed charges	$20,516	$37,251	$46,347	$23,248	$34,103	$19,690

Ratio of earnings to fixed charges	48.5	41.1	37.9	18.4	27.7	21.2

The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes, adjusted for fixed charges, by (b) fixed charges. Fixed charges include interest expense under operating leases that Mercury deems a reasonable approximation of the interest factor.